IMPACT EXPLORATIONS INC.
                                 78 York Street
                             London W1H 1DP England
              Telephone +44 207 681 1620 Facsimile +44 207 681 1620
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                                                                   April 7, 2010


Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: Impact Explorations Inc.
    Registration Statement on Form S-1
    Filed March 9, 2010
    File No. 333-165365

Dear Mr. Schwall,

Thank you for your assistance in the review of our filing. In response to your comment letter dated April 6, 2010 we have the following comments.

Form S-1

General

     1. We have provided the amendment which addresses each portion of every numbered comment and indicated where the changes have been made.

     2. We have submitted a request for deletion of the first registration statement mistakenly filed using Miss Brown's EDGAR codes, per the instructions provided under "Filing Deletions" on the SEC website.

Risk Factors, page 4

     3. We have included a risk factor addressing the risks posed by the fact that our sole officer and director is located outside of the United States of America.

Interests of Named Experts and Counsel, page 12

     4. We have revised the disclosure to be consistent with the statement made by Mr. Coldicutt in his legal opinion letter.

Glossary

     5. We feel the Glossary is appropriate as it may be beneficial to any reader who is unfamiliar with certain geological terms that are necessary to the discussion of our property and exploration activities. However; we have revised the glossary to only include terms that appear in the prospectus and not the full geology report.

Acquisition of the Mineral Claim, page 16

     6. We have disclosed that title to the property is held by Omega Exploration Services, of which James McLeod, our consulting geologist, is the beneficial owner. Omega Exploration Services and James McLeod hold the claim in trust for the Company. To obtain a Free Miner's Certificate, which is required to hold a mining claim in British Columbia, Section 8(1) of the B.C. Mineral Tenure Act (MTA) stipulates that a corporation must be registered under the British Columbia Business Corporations Act which would require the company to pay the fees associated with an inter-provincial registration in order to obtain a Free Miner's Certificate. Section 8(2) of the MTA stipulates that an individual applicant must either be a resident of Canada or be authorized to work in Canada. As the corporation is not registered in British Columbia the claim is held in trust for the company by Omega Exploration Services and Mr. McLeod. Management determined that this would be the most cost-effective way for the company to carry out the initial exploration program. Per the terms of the trust agreement Mr. McLeod has no interest or claim to the property. He was paid $4,000 for the geology report and staking of the Claim. We have filed a copy of the Declaration of Trust document as an exhibit to the registration statement.

Sincerely,


/s/ Jenny Brown
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Jenny Brown
President & Director